Sub-Item 77I:  Terms of new or amended securities


Class IV of the Growth and Income, Capital Appreciation and
Tennessee Tax-Free Portfolios commenced operations on August 3, 1999.
Class IV shares are offered to investors without the imposition of any up-front sales load; however, Class IV shares of the Growth and Income, Capital Appreciation and Tennessee Tax-Free Portfolios are subject to a CDSC of up to 5.00%, 5.00% and 3.00%, respectively. The CDSC is phased out over a period of six years for the Growth and Income and Capital Appreciation Portfolios and five years for the Tennessee Tax-Free Portfolio. Class IV shares of the Growth and Income and Capital Appreciation Portfolios automatically convert to Class II shares after eight years from the date of purchase. Class IV shares of the Tennessee Tax-
Free Portfolio automatically convert to Class II shares after five years from the date of purchase. Class IV shares also incur distribution fees.

	Class IV of the U.S. Treasury Money Market Portfolio commenced operations on December 2, 1999. These shares are offered to investors with a higher distribution fee than the existing classes of shares of the U.S. Treasury Money Market Portfolio.